Exhibit 99.1

C.R. PALMER

520 Post Oak Boulevard, Suite 780

Houston, Texas 77027

713-627-7355

713-627-7424 (Fax)

March 20, 2012

To the Shareholders of Rowan Companies Inc:

I continue to be a substantial shareholder of Rowan, currently owning approximately 1,000,000 shares. I retired from the Company nine years ago after over 43 years as an employee. I served on the Board of Directors for 35 years and was Chairman of the Board and the Company’s CEO for 31 years. While I have remained keenly interested in the direction of Rowan since my retirement, as evidenced by my previous letters to my fellow shareholders, I continue to be greatly disappointed by and concerned with the management of the Company.

My most recent disappointment relates to the proposed change in the corporate domicile of Rowan from Delaware to the United Kingdom through the restructuring transactions described in Rowan’s recent proxy statement/prospectus dated March 8, 2012. After reading the proxy statement/prospectus, I believe that the proposed transaction is of dubious value to the shareholders of Rowan over any reasonable time-frame for a number of reasons:

•

The Rowan directors rely upon the hope that in time Rowan’s business will increase because of its domicile in the United Kingdom; however, Rowan has had a significant operating presence in the United Kingdom for more than 35 years.

•	Expenses will increase, if for no other reason than the additional costs for Directors and Management to travel to and from the United Kingdom for meetings.

•	There will a decreased demand for Rowan common stock due to lack of inclusion in the S&P 500 Index.

•

Finally, current individual shareholders, like myself, will owe United States taxes on any paper “profit” realized from the difference in the actual cost basis of their shares and the stock price on the effective day of the “restructuring.” In my case, the transaction will trigger a tax bill of about $3 million.

I believe that you will agree with my negative assessment of the proposed restructuring transaction once you carefully review Rowan’s proxy statement/prospectus.

I am not soliciting your proxy to vote against the restructuring transaction, I am only apprising you of my views of this very important matter involving Rowan.

Very truly yours,

/s/ C.R. Palmer
C.R. Palmer